1 Place-Ville-Marie Suite 2130 Montreal, QC H3B 2C6 CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com	8 King Street East Suite 1300 Toronto, ON CANADA M5C 1B5 Tel.: (416) 214-4900 Fax: (416)864-0620 www.patriciamining.com

NEWS RELEASE

ISLAND GOLD PROJECT TECHNICAL REPORT FILED ON SEDAR

MONTREAL, December 6, 2006 - Richmont Mines Inc. (TSX-AMEX: RIC) and Patricia Mining Corp. (TSXV: PAT) are pleased to confirm that a compliant R 43-101 technical report, prepared by the independent consultant GENIVAR, has been filed on SEDAR on November 30, 2006 in conformity with Richmont Mines' undertaking towards l'Autorité des Marché Financiers (AMF) taken in May 2006.

The overall resources in the Island Zone were confirmed by recent exploration work and the quality of the resources was upgraded. Definition drilling and underground openings as of June 30, 2006 increased the measured and indicated resources by more than 60% to 189,430 ounces compared with those calculated as at December 31, 2005. Furthermore, GENIVAR concluded that the Island zone remains open at depth and along strike in certain areas. In addition, based on a preliminary review of drill holes in the Lochalsh and Goudreau zones, they also determined that these two zones offer excellent exploration potential to add to the known mineral resources.

This Mineral Resource estimate is only an estimate of the Island Zone and does not include any evaluation on the Goudreau, Lochalsh, North or Shore zones which are also contained within this project. The Mineral Resource estimate for these zones will be revised once data becomes available.

ISLAND GOLD PROJECT ESTIMATED RESOURCES

Island Zone	GENIVAR			RICHMONT MINES INC.
	Technical Report 43-101			Technical Report 43-101
	November 30, 2006			July 7, 2006
	Resources as at			Resources as at
	June 30, 2006			December 31, 2005
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		g/t Au			g/t Au
Measured Resources	68,523	11.80	25,996	29,277	10.90	10,261
Indicated Resources	451,206	11.27	163,434	294,680	11.19	106,016
Total:
Measured and
Indicated Resources	519,729	11.34	189,430	323,957	11.16	116,277
Inferred Resources	196,917	10.16	64,949	352,028	12.08	136,705

Richmont Mines Inc.	Patricia Mining Corp.

The exploration program is ongoing as is the milling of the mineralized material from the underground development. Upon completion of this work, the results of an additional 16,000 metres of diamond drilling will be included to all technical data in order to allow GENIVAR to prepare the reserve calculation for the first quarter of 2007, with the objective of advancing the Island Gold project towards commercial production.

Richmont Mines and Patricia are also pleased to report that the second gold pour has now been completed. A gold Doré bar weighing approximately 500 ounces has been shipped to the Royal Canadian Mint for refining and final determination of gold content. A third gold pour is scheduled for this week.

Martin Rivard	Chris Chadder
President and Chief Executive Officer	President and Chief Executive Officer
Richmont Mines Inc.	Patricia Mining Corp.

Regulation 43-101
The resources calculation of the Island Gold property filed on November 30, 2006 was performed by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Michel Garon, Eng. and Ms. Nicole Rioux, Geo., of Genivar, qualified persons under the terms of this standard.

Cautionary note to U.S. investors concerning resource estimates
Resource estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Disclosure Regarding Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Patricia Mining Corp. and Richmont Mines' Annual Information Form, Annual Report and periodic reports.

This news release was prepared by the companies' management teams, which assume full responsibility for its content. The TSX Venture Exchange has not reviewed this news release and accepts no responsibility for its veracity or accuracy.

For more information, please contact:

Richmont Mines Inc.	Patricia Mining Corp.
Julie Normandeau	Gus Garisto
Investor Relations	Investor Relations

Telephone: (514) 397-1410	Telephone: (416) 805-3106
Fax: (514) 397-8620

Ticker symbol: RIC	Ticker symbol: PAT
Listings: TSX - Amex	Listing: TSX - Venture
Web Site: www.richmont-mines.com	Web Site: www.patriciamining.com